             Nuveen Pennsylvania Dividend Advantage Municipal Fund 3
                              333 West Wacker Drive
                             Chicago, Illinois 60606

                                December 2, 2004

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Nuveen Pennsylvania Dividend Advantage Municipal Fund 3 (CIK: 0001177289)
    Request for Withdrawal of Registration Statement on Form N-2
    File Nos. 333-92300, 811-21150

Ladies and Gentlemen:

     On July 12, 2002, Nuveen Pennsylvania Dividend Advantage Municipal Fund 3 (the "Registrant") filed a registration statement on Form N-2 relating to the registration of common shares of beneficial interest of Nuveen Pennsylvania Dividend Advantage Municipal Fund 3 (accession number 0000950131-02-002664). The registration statement has not yet become effective.

     Pursuant to Rule 477(a) under the Securities Act of 1933, the Registrant hereby requests the withdrawal of the above mentioned Form N-2 for Nuveen Pennsylvania Dividend Advantage Municipal Fund 3.

                                        Sincerely,

                                        Nuveen Pennsylvania Dividend Advantage
                                        Municipal Fund 3
                                        (Registrant)


                                        By: /s/ Jessica R. Droeger
                                            ------------------------------------
                                            Jessica R. Droeger
                                            Vice President and Secretary